EXHIBIT 12

AEP TEXAS CENTRAL COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2000	2001	2002	2003	2004
FIXED CHARGES
Interest on Long-term Debt	$96,212	$86,980	$99,839	$122,866	$116,667
Interest on Short-term Debt	22,830	25,023	19,442	5,877	7,652
Distributions on Trust Preferred Securities	11,940	11,208	10,560	5,264	-
Estimated Interest Element in Lease Rentals	1,803	1,983	2,395	2,136	1,382
Total Fixed Charges	$132,785	$125,194	$132,236	$136,143	$125,701

EARNINGS
Income Before Extraordinary Loss and Cumulative Effect of Accounting Change	$189,567	$182,278	$275,941	$217,547	$294,656
Plus Federal Income Taxes	80,797	172,722	30,102	90,868	113,463
Plus State Income Taxes	3,532	14,849	3,616	118	9,840
Plus Provision for Deferred Income Taxes	16,263	(72,568)	113,655	19,393	16,492
Plus Deferred Investment Tax Credits	(5,207)	(5,207)	(5,207)	(5,207)	(4,736)
Plus Fixed Charges	132,785	125,194	132,236	136,143	125,701
Total Earnings	$417,737	$417,268	$550,343	$458,862	$555,416

Ratio of Earnings to Fixed Charges	3.14	3.33	4.16	3.37	4.41

Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no effect on the ratio.

Certain amounts have been reclassified between Distributions on Trust Preferred Securities and Interest on Long-term Debt due to the implementation of FIN 46R “Consolidation of Variable Interest Entities” effective March 31, 2004, on a prospective basis. This reclassification had no effect on this ratio.